UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
 (Amendment No. 9)*

The Herzfeld Caribbean Basin Fund, Inc.

(Name of Issuer)

Common stock

(Title of Class of Securities)

42804T106

(CUSIP Number)

119 Washington Avenue, Suite 504 Miami Beach, FL 33139

(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)

November 3, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42804T106	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas J. Herzfeld, et al.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Miami Beach, Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 341,965
	8.	SHARED VOTING POWER 650,224
	9.	SOLE DISPOSITIVE POWER 341,965
	10.	SHARED DISPOSITIVE POWER 650,224
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 992,189
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.18%
14.	TYPE OF REPORTING PERSON (see instructions) IN, IA

CUSIP No. 42804T106	13D	Page 3 of 4 Pages

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock of The Herzfeld Caribbean Basin Fund, Inc. (CUBA) (the “Issuer”). The address of the principal executive offices of the Issuer is:

119 Washington Avenue, Suite 504
Miami Beach, FL 33139

Item 2. Identity and Background.

(a)
This statement is filed on behalf of Thomas J. Herzfeld, et al. (the “Reporting Person”) with respect to common stock owned individually by the Reporting Person and in his role as portfolio manager of investment advisory accounts of the clients (“advisory clients”) of Thomas J. Herzfeld Advisors, Inc. a registered investment adviser for which Mr. Herzfeld has a dispositive and/or voting power (“Accounts”).

(b)	The principal business address of the Reporting Person is 119 Washington Avenue, Suite 504 Miami Beach, FL 33139.

(c)	The Reporting Person is the Chairman of Thomas J. Herzfeld Advisors, Inc. a registered investment adviser whose principal place of business is 119 Washington Avenue, Suite 504 Miami Beach, FL 33139.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

(e)
During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws; and

(f)	The Reporting Person is a citizen of the United States.

Item 3. Source or Amount of Funds or Other Consideration.

All funds used to purchase common stock were assets of the Reporting Person or respective investment advisory clients. In addition, none of the funds used to purchase the common stocks were provided through borrowings of any nature.

Item 4. Purpose of Transaction.

The Reporting Person acquired the common stock for investment purposes in consideration of the future prospects of the Issuer as an effective long-term investment. The Reporting Persons may acquire additional shares of common stock, or dispose of the shares of common stock, from time to time, in open market or privately negotiated transactions. Except as set forth above, the Reporting Person has no plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)	The aggregate number of common stock to which this Schedule 13D relates is 992,189 common stock representing 16.18% of the 6,133,659 shares outstanding as reported by the issuer as of June 30, 2017.

(b)
With respect to the shares of common stock owned individually, the Reporting Person beneficially owns with sole power to vote and dispose of 341,965 shares of common stock. With respect to the Accounts, the Reporting Person beneficially owns, with shared power to vote and/or dispose of 650,224 shares of common stock.

(c)
Prior to July 13, 2017 advisory clients owned 576,001 shares of common stock. Prior to July 13, 2017 the Reporting Person owned 341,965 shares of common stock. On July 13, 2017 through open market purchases the advisory clients bought a total of 12,768 shares of common stock at the price of $7.669 per share. On July 14, 2017 through open market purchases the advisory clients bought a total of 5,264 shares of common stock at the price of $7.3408 per share. On July 20, 2017 an advisory client requested a liquidation of 600 shares of common stock. On July 21, 2017 an advisory client requested a liquidation of 10,503 shares of common stock. On August 17, 2017 an advisory client requested a liquidation of 238 shares of common stock. On August 31, 2017 through open market purchases the advisory clients bought a total of 69 shares of common stock at the price of $7.28 per share. On September 6, 2017 through open market purchases the advisory clients bought a total of 1,000 shares of common stock at the price of $7.22 per share. On September 19, 2017 through open market purchases the advisory clients bought a total of 1,600 shares of common stock at the price of $7.29 per share. On September 21, 2017 through open market purchases the advisory clients bought a total of 5,095 shares of common stock at the price of $7.28 per share. On September 28, 2017 through open market purchases the advisory clients bought a total of 1,200 shares of common stock at the price of $7.23 per share. On September 29, 2017 through open market purchases the advisory clients bought a total of 500 shares of common stock at the price of $7.20 per share. On October 6, 2017 through open market purchases the advisory clients bought a total of 1,450 shares of common stock at the price of $7.31 per share. On October 12, 2017 through open market purchases the advisory clients bought a total of 14,913 shares of common stock at the price of $7.25 per share. On October 13, 2017 through open market purchases the advisory clients bought a total of 2,400 shares of common stock at the price of $7.21 per share. On October 17, 2017 through open market purchases the advisory clients bought a total of 428 shares of common stock at the price of $7.19 per share. On October 19, 2017 through open market purchases the advisory clients bought a total of 400 shares of common stock at the price of $7.06 per share. On October 20, 2017 through open market purchases the advisory clients bought a total of 15,302 shares of common stock at the price of $7.0689 per share. On October 24, 2017 through open market purchases the advisory clients bought a total of 359 shares of common stock at the price of $7.07 per share. On October 24, 2017 an advisory client requested a liquidation of 2,059 shares of common stock. On October 25, 2017 through open market purchases the advisory clients bought a total of 3,080 shares of common stock at the price of $7.0109 per share. On October 26, 2017 through open market purchases the advisory clients bought a total of 300 shares of common stock at the price of $7.02 per share. On October 30, 2017 through open market purchases the advisory clients bought a total of 2,643 shares of common stock at the price of $7.15 per share. On October 31, 2017 through open market purchases the advisory clients bought a total of 2,282 shares of common stock at the price of $7.06 per share. On November 2, 2017 an advisory client closed an account containing 610 shares. Also on November 2, 2017 another advisory client closed an account containing 820 shares. On November 3, 2017 through open market purchases the advisory clients bought a total of 18,000 shares of common stock at the price of $7.0057 per share.

(d)
The owner of each of the Accounts individually has the right to receive and the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of common stock. To date no owner of an Account holds more than 5% of the Issuer’s common shares.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the investment advisory agreements between Thomas J. Herzfeld Advisors, Inc. and the owners of the Accounts, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

None.

CUSIP No. 42804T106	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Thomas J. Herzfeld Advisors, Inc.

/s/ Thomas J. Herzfeld
Thomas J. Herzfeld Chairman

November 13, 2017
Date